

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2012

Via E-mail
Mr. Ira Lamel
Executive Vice President and Chief Financial Officer
The Hain Celestial Group, Inc.
58 South Service Road
Melville, New York, 11747

> **Re:** **The Hain Celestial Group, Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2011**
> **Filed August 29, 2011**
> **Response Letter dated December 9, 2011**
> **File No. 0-22818**

Dear Mr. Lamel:

We have reviewed your filing and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2011

Financial Statements

Note 18 – Segment Information, page 67

1.   We note your response to prior comments 1, 3 and 4, regarding your segment disclosures, in which you describe various levels of decision-making and clarify that your CODM primarily uses sales data in determining resource allocation. We would like to better understand your process of segment identification and have therefore compiled the additional comments in this letter. Please contact us by telephone in advance of your reply if you require further guidance or clarification about the information we have requested. Please address the following points.

- Submit a schedule listing the operating segments you have identified according to the definition in ASC 280-10-50-1.

- Tell us whether your CODM receives sales data by brand and explain how you determined whether your brands represent or have the characteristics of operating segments. To the extent that you believe brands are not operating segments because your CODM does not review their operating results, identify the grouping of brands within operating segments and describe the resource allocation decisions which pertain to these segments for the year ended June 30, 2011.

- Identify any operating segments which have been aggregated in the amounts disclosed for your reportable segments. And for all operating segments which have been aggregated, submit the analysis that you performed in concluding that aggregation is appropriate.

- Identify your CODM and submit a copy of the information package provided to the CODM covering all business activities and operating results for the year ended June 30, 2011, plus any additional reports upon which the CODM may have relied in making resource allocation decisions and assessing performance. Please explain your rationale in identifying the CODM as an individual or group excluding those responsible for resource allocation by brand; it should be clear how your approach is consistent with ASC 280-10-50-5 through 280-10-50-9.

- Submit a copy of all information provided to your board of directors covering business activities and operating results for the year ended June 30, 2011 which was not also provided to your CODM, and explain how your identification of operating segments has properly considered this information in accordance with ASC 280-10-50-6.

2. We understand from your response to prior comment 3, that you track standard margins by brand on a "legacy information technology platform" and that although such information is compiled and provided to your CODM in a "daily flash report" this report is not reflective of the company as a whole and may no longer serve its original purpose. Please describe the nature of the limitations which you believe create doubt over the usefulness of the report and explain the purpose which is now in question. As previously requested, also quantify any material differences between the actual and standard margins in the annual flash report and explain why the report does not include actual margins.

3. In your response to prior comment 4, you indicate that decisions regarding the allocation of resources are made by your CODM on a "project by project" basis, considering the economics of each project. Please describe the nature of the projects which are encompassed in such decision making. Please also describe the extent to which your CODM reviews historical operating results, including margins and other measures of brand profitability, when assessing the economic merits of potential brand acquisitions.

Describe any efforts on the part of your CODM to compare actual brand profitability subsequent to acquisition to financial data considered in deciding to acquire the brands.

You may contact John Cannarella at (202) 551-3337 or if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief